FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2010

Gilat Satellite Networks Ltd
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 16, 2010, announcing Registrant’s financial results for the quarter ending December 31, 2010.

This report on Form 6-K is being incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-160683) and the Registration Statements on Form S-8 (Registration Nos. 333- 158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 22, 2010	By: /s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Gilat Announces Results for the Fourth Quarter and Year Ended December 31, 2009

Petah Tikva, Israel, February 16, 2010 –Gilat Satellite Networks Ltd. (Nasdaq: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the fourth quarter and year ended December 31, 2009.

Revenues for the fourth quarter of 2009 were $56.6million, compared to $66.1 million for the same period in 2008. Net income for the fourth quarter of 2009 was $0.3 million or $0.01 per diluted share, compared to a net loss of $6.5 million or $0.16 per diluted share in the fourth quarter of 2008.

Revenues for the twelve month period ended December 31, 2009 were $228.1 million, compared to $267.5 million in the comparable period of 2008. Net income for the twelve month period ended December 31, 2009 was $1.9 million or $0.04 per diluted share, compared to a net loss of $1.1 million or $0.03 per diluted share, in the same period of 2008.

Gilat’s Chief Executive Officer and Chairman of the Board Amiram Levinberg, said,

"While 2009 was characterized by a lower level of revenues, we were able to offset the reduction by implementing expense cuts which helped us improve profitability. Strong bookings in the fourth quarter enabled us to finish the year with a healthy backlog.  We look at 2010 with cautious optimism: Our strong product line will support us in strengthening our market position. In addition, we are making inroads in important new markets and in 2010 we have budget expenditures for our entry into the government defense market which we believe will allow us to achieve growth in future years."

Recent Announcements:

-- Costa Rica’s national telecommunications operator, Instituto Costarricense de Electricidad (ICE) will provide broadband services to approximately 1,000 new sites through Gilat's VSAT platforms. This includes an expansion of ICE's SkyEdge network as part of its Universal Service Obligation, in addition to a new SkyEdge II network to serve the country's corporate sector.

-- The Ministry of Communications in Colombia extended and amended the agreements for the provision of services under the Rural Communitarian Telephony  (Compartel II) and Telecentros projects for an additional one-year term, through December 2010.

-- Gilat's SkyEdge II DVB-RCS VSAT has received the SatLabs Group Certificate of Compliance.  Gilat is the first vendor to receive the latest version 1.3 certification, which comprises an enhanced feature set, including DVB-S2 at the forward channel, as well as advanced Quality of Service for interactive prioritization of voice, video and data.

-- Gilat's Spacenet Inc. subsidiary has been selected to provide its Prysm Pro network appliance, which enables a fully PCI compliant managed network services solution, to over 7,000 Regis Corporation North American locations.

-- Gilat was chosen by STL Ghana to provide a SkyEdge II broadband satellite network that will serve its customers throughout West Africa. The network, comprising two SkyEdge II hub stations and close to 1,000 VSATs, will be used to serve the complex networking requirements of West African enterprises, health care organizations and financial services firms.

-- Gilat is providing a SkyEdge II broadband satellite communications network covering more than 3,500 rural sites nationwide to Telefónica del Peru. The new network is part of a Universal Service Obligation to deliver broadband Internet services to remote areas of Peru.

Conference Call & Webcast
Gilat will host a conference call today at 9:30 AM Eastern Time. In order to ensure audio access, participants from the U.S. should dial in at (888) 668-9141 and international participants should dial in at (972) 3-918-0609. The presentation may also be accessed via Webcast through the Company’s website at www.gilat.com prior to the call. A replay of the call will be available beginning at approximately 12:00 PM Eastern Time, February 16, 2010 until February 18, 2010 at 12:00 PM.

To listen to the replay, U.S. participants should call (888) 269-0005 and international participants should call (972) 3-925-5921.  The call will also be available for replay as a Webcast on the Company’s website at www.gilat.com and will be archived for 30 days.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., a provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located inPetah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge™ and SkyEdge II Product Family.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Notes:
(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements for the three and twelve months ending December 31, 2009 are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat’s net income, EBITDA and earnings per diluted share, before the impact of a non-cash share-based payment charge, which is the non-cash stock option expense as per SFAS 123 (R). Non-GAAP presentations of net income, EBITDA and earnings per share are provided to enhance the understanding of the Company’s historical financial performance and comparability between periods.

(2) Operating income before depreciation, amortization and  non cash stock option expenses as per SFAS 123(R) ('EBITDA') is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results.  EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity.  EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company’s Operating income and EBIDTA is presented in the attached summary financial statements.

####

Investor Relations Contact:
Tom Watts
Watts Capital Partners, LLC
Tel: +1 (212) 879 0954
twatts@wattscapital.com

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	December 31,	December 31,
	2009	2008
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	122,672	73,916
Short-term bank deposits and held-to-maturity marketable securities	31,729	63,033
Short-term restricted cash	1,782	8,581
Restricted cash held by trustees	2,137	24,169
Trade receivables, net	45,597	59,038
Inventories	13,711	20,719
Other current assets	19,068	22,036
Total current assets	236,696	271,492

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	4,896	5,692
Severance pay fund	9,912	11,085
Long-term trade receivables, receivables in respect of capital leases and other receivables	2,204	8,937
Total long-term investments and receivables	17,012	25,714

PROPERTY AND EQUIPMENT, NET	100,532	109,369

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	2,988	4,064

TOTAL ASSETS	357,228	410,639

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	December 31,	December 31,
	2009	2008
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	-	6,500
Current maturities of long-term loans and convertible notes	5,220	4,346
Trade payables	16,838	23,317
Accrued expenses	20,067	25,761
Short-term advances from customer, held by trustees	2,137	24,169
Other current liabilities	28,154	34,593

Total current liabilities	72,416	118,686

LONG-TERM LIABILITIES:
Accrued severance pay	10,011	12,297
Long-term loans, net	9,830	14,003
Accrued interest related to restructured debt	1,176	1,838
Convertible subordinated notes	15,220	16,315
Other long-term liabilities	16,280	17,276

Total long-term liabilities	52,517	61,729

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	1,832	1,821
Additional paid in capital	863,337	862,390
Accumulated other comprehensive income	1,341	2,106
Accumulated deficit	(634,215)	(636,093)

Total shareholders' equity	232,295	230,224

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	357,228	410,639

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Year ended		Three months ended
	December 31,		December 31,
	2009	2008	2009	2008
	Unaudited		Unaudited	Unaudited

Revenues	228,059	267,526	56,590	66,101
Cost of revenues	157,628	181,574	37,788	45,817
Gross profit	70,431	85,952	18,802	20,284
Research and development expenses:
Expenses incurred	16,281	18,702	4,016	5,409
Less - grants	2,311	1,760	591	380
	13,970	16,942	3,425	5,029
Selling, marketing, general and administrative expenses	57,125	65,602	15,216	17,032
Impairment of long lived assets and other charges	-	5,020	-	5,020
Operating income (loss)	(664)	(1,612)	161	(6,797)
Financial income (expenses), net	1,050	1,300	391	(961)
Expenses related to aborted merger transaction	-	(2,350)	-	(378)
Other income	2,396	2,983	-	1,801
Income (loss) before taxes on income	2,782	321	552	(6,335)
Taxes on income	904	1,445	203	123
Net income (loss)	1,878	(1,124)	349	(6,458)

Basic net earnings (loss) per share	0.05	(0.03)	0.01	(0.16)
Diluted net earnings (loss) per share	0.04	(0.03)	0.01	(0.16)

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	40,159	39,901	40,245	40,049
Diluted	41,474	39,901	41,664	40,049

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

		Year ended		Three months ended
		December 31,		December 31,
		2009	2008	2009	2008
		Unaudited	Unaudited	Unaudited	Unaudited

	GAAP operating income (loss)	(664)	(1,612)	161	(6,797)
	Impairment of long lived assets and other charges	-	5,020	-	5,020
	Non-cash stock-based compensation expenses (1)	937	692	263	174
	Non-GAAP operating income (loss)	273	4,100	424	(1,603)

	GAAP net income (loss)	1,878	(1,124)	349	(6,458)
	Impairment of long lived assets and other charges	-	5,020	-	5,020
	Non-cash stock-based compensation expenses (1)	937	692	263	174
	Non-GAAP net income (loss)	2,815	4,588	612	(1,264)

	GAAP Earnings (loss) per share (diluted)	0.04	(0.03)	0.01	(0.16)
	Impairment of long lived assets and other charges	-	0.12	-	0.13
	Non-cash stock-based compensation expenses (1)	0.02	0.02	0.00	0.00
	Non-GAAP Earnings (loss) per share (diluted)	0.06	0.11	0.01	(0.03)

(1)

	Non-cash stock-based compensation expenses:
	Cost of Revenues	173	51	53	30
	Research and development	80	9	24	8
	Selling, general, marketing and administrative	684	632	186	136
		937	692	263	174

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2009	2008	2009	2008
	Unaudited		Unaudited	Unaudited

Cash flows from operating activities:
Net income (loss)	1,878	(1,124)	349	(6,458)
Adjustments required to reconcile net income (loss)
to net cash provided by (used in) operating activities:
Depreciation and amortization	14,509	13,132	3,645	3,507
Impairment of long lived asstes and other charges	-	5,020	-	5,020
Gain from redemption of convertible notes	(78)	-	(56)	-
Gain from the sale of an investment accounted for at cost	(2,597)	-	-	-
Stock-based compensation related to employees	937	692	263	174
Accrued severance pay, net	(1,113)	1,324	(298)	936
Accrued interest and exchange rate differences on short and long-term restricted cash, net	256	(189)	103	15
Accrued interest and exchange rate differences on held-to-maturity marketable securities and short term bank deposits, net	(349)	(1,778)	(17)	(1)
Exchange rate differences on long-term loans	212	(348)	(108)	(314)
Exchange rate differences on loans to employees	(5)	28	(1)	7
Capital loss from disposal of property and equipment	163	89	26	38
Deferred income taxes	992	(265)	669	(45)
Decrease (increase) in trade receivables, net	14,294	(15,979)	1,206	(4,351)
Decrease (increase) in other assets (including short-term, long-term and deferred charges)	6,530	(4,336)	(860)	(2,196)
Decrease in inventories	8,995	36	1,676	1,128
Increase (decrease) in trade payables	(6,855)	(3,185)	4,542	4,478
Increase (decrease) in accrued expenses	(6,034)	3,640	(3,549)	(364)
Increase (decrease) in advances from customer, held by trustees, net	(22,032)	176	(3,274)	(28)
Increase (decrease) in other accounts payable and other long term liabilities	(9,909)	(16,553)	1,530	(1,558)
Net cash provided by (used in) operating activities	(206)	(19,620)	5,846	(12)

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2009	2008	2009	2008
	Unaudited		Unaudited	Unaudited
Cash flows from investing activities:
Purchase of property and equipment	(4,485)	(13,799)	(1,544)	(5,071)
Proceeds from sale of an investment accounted for at cost	2,597	1,801	-	1,801
Other investments	-	(195)	-	-
Purchase of held-to-maturity marketable securities and deposits	(130,961)	(143,572)	(31,691)	(43,197)
Proceeds from held-to-maturity marketable securities and deposits	162,615	127,895	25,193	9,767
Proceeds from sale of property and equipment	-	426	-	-
Loans to employees, net	39	2,798	4	6
Investment in restricted cash held by trustees	(3,056)	-	(3,056)	-
Proceeds from restricted cash held by trustees	24,834	-	6,225	-
Investment in restricted cash (including long-term)	(90)	(1,630)	(3)	(1,028)
Proceeds from restricted cash (including long-term)	7,696	769	6,667	598
Net cash provided by (used in) investing activities	59,189	(25,507)	1,795	(37,124)

Cash flows from financing activities:
Early redemption of convertible notes	(170)	-	(125)	-
Exercise of stock options and restricted stock units	11	2,516	2	-
Short-term bank credit, net	(6,500)	678	(6,500)	1,000
Repayment of long-term loans	(4,350)	(5,362)	(91)	(1,084)
Net cash used in financing activities	(11,009)	(2,168)	(6,714)	(84)

Effect of exchange rate changes on cash and cash equivalents	782	(1,596)	50	(1,162)

Increas (decrease) in cash and cash equivalents	48,756	(48,891)	977	(38,382)

Cash and cash equivalents at the beginning of the period	73,916	122,807	121,695	112,298

Cash and cash equivalents at the end of the period	122,672	73,916	122,672	73,916

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2009	2008	2009	2008
	Unaudited	Unaudited	Unaudited	Unaudited

Operating income (loss)	(664)	(1,612)	161	(6,797)
Add:
Non-cash stock-based compensation exepnses	937	692	263	174
Deprecation and amortization	14,509	13,132	3,645	3,507
Impairment of long lived assets and other charges	-	5,020	-	5,020
EBITDA	14,782	17,232	4,069	1,904